Exhibit 99.1

Ambrx Biopharma Inc. Reports Full Year 2021 Financial Results;

Provides Corporate Update

SAN DIEGO, Calif., April 26, 2022 – Ambrx Biopharma Inc., or Ambrx, (NYSE: AMAM), a clinical stage biopharmaceutical company using an expanded genetic code technology platform to create Engineered Precision Biologics, today provided a corporate update and reported financial results for the full year ended December 31, 2021.

“We have made great progress in advancing our engineered precision biologics and clinical pipeline in recent months. We continue to transition preclinical candidates into the clinic and anticipate submitting another IND to the U.S. FDA in 2022. Ambrx has several potential key milestones coming up in the mid-year and into the second half of this year including initiating two clinical trials of ARX788 for Her2+ breast cancer in the neoadjuvant setting, a single agent and a combination trial with an anti-PD-1 agent, and a clinical trial of ARX305 in renal cell carcinoma (RCC) and other cancers,” commented Feng Tian, Ph.D., Chairman of the Board, President and CEO of Ambrx. “Ambrx has truly positioned itself as a leader in the antibody drug conjugate and precision biologics space, working together with our partners, demonstrating promising data from its ongoing trials. I look forward to furthering our clinical development throughout 2022, bringing value to stakeholders and patients alike.”

2H 2021 and Subsequent Clinical Highlights

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ARX788 Included in Quantum Leap’s I-SPY 2.2 Phase 2 Clinical Trial in Breast Cancer. In April 2022, Ambrx announced the inclusion of ARX788 in Quantum Leap Healthcare Collaborative’s I-SPY 2.2 Phase 2 clinical trials in patients with HER2-positive breast cancer. ARX788 will be evaluated as a monotherapy and in combination with cemiplimab, in HER2-positive early-stage breast cancer in the neoadjuvant setting.

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Acceptance of an Investigational New Drug Application (IND) for ARX305 to the U.S. Food and Drug Administration (FDA). In February 2022, Ambrx announced that the FDA had accepted the company’s IND for ARX305 for the treatment of solid and hematological tumors and provided a “Study May Proceed” letter. The acceptance allows Ambrx to prepare a first in human, Phase 1 clinical trial of ARX305.

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Positive Data on ARX788 for the Treatment of HER2+ Metastatic Breast Cancer Presented at SABCS. In December 2021, Ambrx presented positive data from the ACE-Breast-01 Phase 1 clinical trial of ARX788 for the treatment of HER+ positive metastatic breast cancer in patients whose disease is resistant/refractory to HER2 targeted agents including trastuzumab, ADCs, TKIs (tyrosine kinase inhibitors) and bispecific antibodies. At 1.5 mg/kg every three weeks, ARX788 demonstrated robust treatment effect with a disease control rate of 100% in 29 evaluable patients.

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First Patient Dosed in Phase 2 ACE-Breast-03 Clinical Trial of ARX788. In November 2021, the company announced that the first patient had been dosed in its global ACE-Breast-03 Phase 2 clinical trial of ARX788 in patients with HER2+ metastatic breast cancer. The Phase 2 trial will measure the objective response rate in patients whose HER2+ metastatic breast cancer is resistant or refractory to T-DM1, and /or T-DXd, and/or tucatinib-containing regiments.

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Positive Data on ARX788 for the Treatment of HER2+ Gastric Cancer Presented at CSCO. In October 2021, NovoCodex Pharmaceuticals Ltd., Ambrx’s partner in China, presented positive interim data from the ACE-Gastric-01 Phase 1 clinical trial of ARX788 for the treatment of HER2+ metastatic gastric / gastroesophageal junction (GEJ) cancer.

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First Patient Dosed in a Phase 1 Trial for ARX517. In August 2021, Ambrx announced that the first patient had been dosed in a Phase 1, multicenter, dose-escalation, and dose expansion trial to evaluate the safety, pharmacokinetics, and anti-tumor activity of ARX517, an ADC being developed to treat subjects with prostate specific membrane antigen (PSMA) expressing tumors.

2H 2021 and Subsequent Corporate Highlights

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Strengthened Board of Directors. In February 2022, Ambrx appointed Paul Maier to its Board of Directors and as Chair of the Audit Committee. Mr. Maier joins Ambrx’s Board with more than 25 years in senior operational, international and financial management experience in rapid growth biotechnology companies.

Anticipated Near-Term Milestones

•	Topline Phase 3 data in ACE-Breast-02 by the end of 2022

•	Additional Phase 1 data in ACE-Pan Tumor-01 in 2H 2022

•	Interim Phase 1 safety data in ARX517 for PSMA in 2H 2022

•	Initiate Phase 1 trial in ARX305 for RCC and other cancers in 2H 2022

•	Submit IND to FDA for ARX102 in 2H 2022

Financial Highlights

•	Cash and Cash Equivalents: Cash and cash equivalents were $170.1 million as of December 31, 2021, compared to $167.2 million for the first half ended June 30, 2021.

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Revenue: Revenue was $2.4 million and $7.5 million for the six months and full year ended December 31, 2021, respectively, as compared to $7.2 million and $13.7 million for the six months and full year ended December 31, 2020, respectively. The decrease was primarily driven by less revenue recognized in connection with our R&D and license agreements including a cumulative catch-up adjustment, partially offset by increased third party reimbursable charges.

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Research and development (R&D) expenses: R&D expenses were $32.7 million and $54.8 million for the six months and full year ended December 31, 2021, respectively, as compared to $10.5 million and $20.4 million for the six months and full year ended December 31, 2020, respectively. The increase year over year of $34.4 million was mainly due to increased costs related to clinical trial program spend primarily driven by our ARX788 clinical trials and related manufacturing and outside services costs as well as personnel related costs including stock-based compensation expense.

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General and administrative (G&A) expenses: G&A expenses were $8.7 million and $17.1 million for the six months and full year ended December 31, 2021, respectively, as compared to $3.8 million and $6.4 million for the six months and full year ended December 31, 2020, respectively. The increase year over year of $10.7 million was mainly attributable to professional services and fees in connection with preparing for Ambrx’s IPO and operating as a public company, expenses associated with the corporate structure reorganization, and personnel related costs including stock-based compensation expense.

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Other expenses: Other expense, net, for the six months and full year ended December 31, 2021 was zero and $3.9 million, respectively, as compared to $4.7 million for the six months and full year ended December 31, 2020.

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Net loss: Net loss for the six months and full year ended December 31, 2021 was $39.1 million and $68.1 million, respectively, as compared to $11.1 million and $16.5 million for the six months and full year ended December 31, 2020, respectively.

About Ambrx Biopharma Inc. (Ambrx)

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs), bispecifics, targeted immuno-oncology therapies, novel cytokines to modulate the immune system, and long-acting therapeutic peptides for metabolic and cardiovascular disease. Ambrx is advancing a robust portfolio of clinical and preclinical programs designed to optimize efficacy, safety and ease of use, in multiple therapeutic areas, including its lead product candidate ARX788. In addition, Ambrx has clinical collaborations with multiple partners, for drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans, and the timing of program updates and milestones related to its product candidates. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on April 26, 2022, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Contacts

INVESTORS

Laurence Watts

Managing Director

Gilmartin Group, LLC.

619-916-7620

ir@ambrx.com

MEDIA

media@ambrx.com

Source: Ambrx, Inc.

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AMBRX BIOPHARMA INC

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	For the Year Ended December 31,
	2021	2020	2019
Revenues	$7,455	$13,671	$10,311
Operating expenses:
Research and development	54,808	20,433	26,383
General and administrative	17,071	6,353	6,400

Total operating expenses	71,879	26,786	32,783

Loss from operations	(64,424)	(13,115)	(22,472)
Other (expense) income, net:
Interest income	—	27	195
Other income (expense), net	40	(4,750)	(38)
Change in fair value of redeemable noncontrolling interests	(3,903)	—	—

Total other (expense) income, net	(3,863)	(4,723)	157

Loss before (provision for) benefit from income taxes	(68,287)	(17,838)	(22,315)
(Provision for) benefit from income taxes	(1)	(1)	2

Net loss	(68,288)	(17,839)	(22,313)
Less: net loss attributable to the redeemable noncontrolling interests	209	1,296	2,251

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(68,079)	$(16,543)	$(20,062)

Net loss per share attributable to Ambrx Biopharma Inc. ordinary shareholders—basic and diluted	$(0.48)	$(0.14)	$(0.15)

Weighted-average ordinary shares used to compute net loss per share attributable to ordinary shareholders basic and diluted	143,175,224	115,677,467	136,103,550

Other comprehensive loss, net of tax:
Net loss	$(68,288)	$(17,839)	$(22,313)
Foreign currency translation adjustment	(18)	177	(41)

Comprehensive loss	(68,306)	(17,662)	(22,354)
Less: comprehensive loss attributable to the redeemable noncontrolling interests	208	1,276	2,257

Comprehensive loss attributable to Ambrx Biopharma Inc.	$(68,098)	$(16,386)	$(20,097)

AMBRX BIOPHARMA INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$170,064	$90,462
Restricted cash	842	816
Accounts receivable, net	1,239	428
Prepaid expenses and other current assets	4,661	1,371

Total current assets	176,806	93,077
Property and equipment, net	2,984	850
Right-of-use assets, net	12,737	2,641
Intangible assets, net	35,962	36,829
Other long-term assets	530	624

Total assets	$229,019	$134,021

Liabilities, Redeemable Noncontrolling Interests, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$5,272	$2,820
Accrued liabilities	14,125	2,375
Operating lease liabilities, current portion	915	1,595
Deferred revenue, current portion	4,267	6,470

Total current liabilities	24,579	13,260
Operating lease liabilities, net of current portion	12,212	1,598
Accrued liabilities, net of current portion	—	138
Deferred tax liabilities	880	880
Deferred revenue, net of current portion	1,381	3,261

Total liabilities	39,052	19,137
Redeemable noncontrolling interests	—	1,287
Convertible preferred shares, $0.0001 par value; no share authorized at December 31, 2021; 217,575,009 shares authorized at December 31, 2020
Series A convertible preferred shares, no shares designated at December 31, 2021; 160,000,000 shares designated at December 31, 2020; no shares and 135,936,550 shares outstanding at December 31, 2021 and December 31, 2020, respectively. $0 and $176,396 liquidation preference at December 31, 2021 and December 31, 2020, respectively	—	157,689
Series B convertible preferred shares, no shares designated at December 31, 2021; 57,575,009 shares designated at December 31, 2020; no shares and 57,575,008 shares outstanding at December 31, 2021 and December 31, 2020, respectively. $0 and $100,000 liquidation preference at December 31, 2021 and December 31, 2020, respectively	—	95,342
Shareholders’ Equity (Deficit):
Ordinary Shares, par value $0.0001 500,000,000 and 282,424,991 shares authorized at December 31, 2021 and December 31, 2020, respectively; 270,120,548 and 170,000 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	27	—
Additional paid-in capital	404,362	6,805
Accumulated other comprehensive loss	(790)	(686)
Accumulated deficit	(213,632)	(145,553)

Total shareholders’ equity (deficit)	189,967	(139,434)

Total liabilities, redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit)	$229,019	$134,021